Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 17, 2026

The undersigned shareholder of TIAN RUIXIANG Holdings Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of ANNUAL General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated January 28, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 17, 2026, at 10:00 a.m., Eastern Time, at 2107, Block B, Shoudong International, Dongcheng District, Beijing, People’s Republic of China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/TIRX2024, and to vote all Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares.”) Each Class B Ordinary Share shall entitle the holder thereof to six hundred (600) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting. which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or in the discretion of the proxy if no direction is made and, (ii) in the discretion of the proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

TIAN RUIXIANG Holdings Ltd

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on FEBRUARY 17, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	PROPOSAL 1: Share Capital Increase, by ordinary resolution,

with immediate effect, the authorised share capital of the Company be increased from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.

___ FOR                          ___ AGAINST                           ___ ABSTAIN

2.	PROPOSAL 2: Amendment of the M&A, by special resolution,

conditional upon the approval of the Share Capital Increase and to reflect the Share Capital Increase:

The first sentence of paragraph 8 of the currently effective memorandum of association of the Company be amended and restated in its entirety to read as follows (the “Amendment of the M&A”):

“The authorised share capital of the Company is US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.”

___ FOR                          ___ AGAINST                           ___ ABSTAIN

3.	PROPOSAL 3: Board Reverse Split Authority, by ordinary resolution,

1. conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Authorized Share Consolidations”, and each an “Authorized Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association (the Board Reverse Split Authority);

(ii) no fractional Shares be issued in connection with the Authorized Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon an Authorized Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Authorized Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion;

2. any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Board Reverse Split Authority and Authorized Share Consolidations.

___ FOR                          ___ AGAINST                           ___ ABSTAIN

4.	PROPOSAL 4: Further Amendment of the M&A, by special resolution,

the Company adopting an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company's then existing amended and restated memorandum and articles of association, to reflect the relevant Authorized Share Consolidation upon its effectiveness (the “Further Amendment of the M&A”).

___ FOR                          ___ AGAINST                           ___ ABSTAIN

This Proxy is solicited on behalf of the management of TIAN RUIXIANG Holdings Ltd

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: